

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 20, 2024

Kevin Cox
Chief Executive Officer
Energys Group Limited
Franklyn House, Daux Road
Billingshurst, West Sussex
RH149SJ
United Kingdom

> **Re: Energys Group Limited**
> **Amendment No. 1 to Registration Statement on Form F-1**
> **Filed February 6, 2024**
> **File No. 333-275956**

Dear Kevin Cox:

We have reviewed your amended registration statement and have the following comments.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 4, 2023 letter.

Amendment No. 1 to Registration Statement on Form F-1 filed February 6, 2024

Cover Page

1. We note the disclosure that your offering of common shares will be at an "assumed" public offering price. Please tell us whether you plan to amend prior to effectiveness to include the final offering price as opposed to an "assumed" offering price.

Primary Offering Prospectus, page 1

2. Please revise throughout to clearly disclose the selling shareholder offering that will occur following the IPO and listing on the Nasdaq Capital Market. Add risk factor disclosure regarding the impact the selling shareholder offering may have upon the market price. In addition, please reconcile the statement on page 120 that "any shares sold by the Selling

Shareholders until our Ordinary Shares are listed or quoted on an established public trading market will take place at $5.00 per share" with the disclosure on the selling shareholder prospectus cover page that "no sales of the shares covered by this prospectus shall occur until the Ordinary Shares sold in our initial public offering begin trading on the Nasdaq Capital Market."

<u>Exhibits</u>

3. We note the addition of the amount of securities and offering price to the cover page. Please revise the exhibits fee table.

<u>Alternate Page for Resale Prospectus</u>
<u>The Selling Shareholders, page Alt-4</u>

4. We note that the shares being registered for resale were recently purchased in the private transfers disclosed on page 2. Please revise to disclose the price at which such shares were purchased by the selling shareholders. Please also clarify the nature of any position, office, or other material relationship which the selling shareholder has had within the past three years with the registrant or any of its predecessors or affiliates, including the party from whom the shares were purchased.

Please contact Jeffrey Lewis at 202-551-6216 or Shannon Menjivar at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Isabel Rivera at 202-551-3518 or Pam Howell at 202-551-3357 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Celia Velletri